Exhibit 99.2

ICZOOM Group Inc. Announces Extraordinary General Meeting of Shareholders

Hong Kong, Dec. 23, 2025 (GLOBE NEWSWIRE), ICZOOM Group Inc. (Nasdaq: IZM) (the “Company”), a B2B electronic component products e-commerce platform, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”) to be held via teleconference at 10:00 AM U.S. Eastern Time on February 27, 2026. The meeting is being convened in response to a Shareholder Requisition dated December 5, 2025, which requests that an extraordinary general meeting be held for shareholders to vote on proposed changes to the Company’s board and management.

Shareholders of record as of the close of business on February 2, 2026 will be entitled to receive notice of, and vote at, the EGM or any adjournment thereof. Copies of the notice of the EGM, which sets forth the resolutions to be considered and submitted for shareholder approval, along with the proxy statement and proxy card, are expected to be mailed to shareholders on or about February 2, 2026. For additional information about the notice of the EGM, please refer to the Company’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on December 23, 2025.

About ICZOOM Group Inc.

ICZOOM Group Inc. (Nasdaq: IZM) is primarily engaged in sales of electronic component products to customers in Hong Kong and mainland China through its B2B e-commerce platform. These products are primarily used by China based small and medium-sized enterprises (“SMEs”) in the consumer electronic industry, Internet of Things (“IoT”), automotive electronics and industry control segments. By utilizing latest technologies, the Company’s platform collects, optimizes and presents product offering information from suppliers of all sizes, all transparent and available to its SME customers to compare and select. In addition to the sales of electronic component products, the Company also provides services to customers such as temporary warehousing, logistic and shipping, and customs clearance.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ICZOOM Group Inc.

Lei Xia

Chief Executive Officer

Email: iczoomir@mtxpack.com